EXHIBIT 99.9

Notice to LSE
Publication of Report on Payments to Governments for the year ended 31 December 2025
27 May 2026

Rio Tinto paid US$9.9 billion of taxes and royalties and a further US$1.9 billion on behalf of its employees during 2025.

Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2025 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) has been filed at Companies House.   The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.

We also continue to publish on a voluntary basis, our annual Taxes and Royalties Paid Report 2025. This report provides more comprehensive information than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate. It also includes information about our tax strategy including our tax policy, our commitment to transparency and our approach to responsible tax principles. This report, coupled with our annual Country-by-Country Report applies in full the requirements of the “Tax” standard (GRI 207) of the Global Sustainability Standards Board of the Global Reporting Initiative.

Our Taxes and Royalties Paid Report 2025 report is available to download at:

Taxes and Royalties Paid Report 2025

Text of Report on Payments to Governments for the year 2025 filed at Companies House:

GOVERNMENT PAYMENTS BY TYPE
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-25
Currency	USD
Version	1
Filing Date	27-May-26
Country Code	Tax Authority Name	Payment Type	Unit Measure	Volume	Valuation Method	Amount	Notes
ARG	AGENCIA DE RECAUDACION Y CONTROL ADUANERO	Tax		0		82,860,108
ARG	DIRECCION GENERAL DE RENTAS	Royalties		0		8,468,503
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		3,586,945,266
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties		0		80,443,857
AUS	STATE OF QUEENSLAND	Royalties		0		188,625,571
AUS	STATE OF WESTERN AUSTRALIA	Royalties		0		1,776,073,177
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees		0		6,415,165
AUS	STATE OF QUEENSLAND	Fees		0		2,250,690
AUS	STATE OF WESTERN AUSTRALIA	Fees		0		13,367,165
AUS	CITY OF KARRATHA	Fees		0		5,909,402
BRA	FEDERAL REVENUE OF BRAZIL	Fees		0		322,387
CAN	CANADA REVENUE AGENCY	Tax		0		30,180,674
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		25,035,285
CAN	REVENUE QUEBEC	Tax		0		2,097,899	A
CAN	CONSEIL DES INNUS DE EKUANITSHIT	Fees		0		777,835
CAN	CREE NATION GOVERNMENT	Fees		0		14,198,850
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Fees		0		201,949
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees		0		2,979,903
CAN	INNU NATION (LABRADOR)	Fees		0		2,767,491
CAN	LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	Fees		0		3,354,874
CAN	LUTSEL K'E DENE FIRST NATION	Fees		0		299,672
CAN	NASKAPI NATION OF KAWAWACHIKAMACH	Fees		0		1,159,526
CAN	NUNATUKAVUT COMMUNITY COUNCIL	Fees		0		576,798
CAN	TLICHO GOVERNMENT	Fees		0		1,266,508
CAN	YELLOWKNIVES DENE FIRST NATION	Fees		0		959,760
CHL	TESORERIA GENERAL DE LA REPUBLICA	Tax		0		116,987
KAZ	STATE REVENUE COMMITTEE	Fees		0		219,076
MDG	MADAGASCAR - DIRECTION GENERALE DES IMPOTS	Tax		0		1,165,265
MDG	TRESORERIE GENERALE DE FORT DAUPHIN	Royalties		0		3,586,061
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Tax		0		25,252,012
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties		0		254,417,801
MNG	AGENCY FOR STANDARDIZATION AND METROLOGY	Fees		0		214,056
MNG	GENERAL AGENCY FOR LABOR WELFARE SERVICE	Fees		0		855,426
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Fees		0		5,966,702
MNG	MINERAL RESOURCES AND PETROLEUM AUTHORITY OF MONGOLIA	Fees		0		235,736
MNG	OYU TOLGOI CATALYST FUND FOR KHANBOGD DEVELOPMENT	Fees		0		12,202,159
MNG	UMNUGOVI PROVINCE	Fees		0		73,942,651
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees		0		1,636,460
USA	USA - INTERNAL REVENUE SERVICE	Tax		0		(31,904,399)
USA	UTAH STATE TAX COMMISSION	Royalties		0		10,228,284
USA	KERN COUNTY TREASURER AND TAX COLLECTOR (CA)	Fees		0		15,808,474
USA	PINAL COUNTY TREASURER (AZ)	Fees		0		1,278,661
USA	SALT LAKE COUNTY (UT)	Fees		0		53,237,864
ZAF	SOUTH AFRICAN REVENUE SERVICE	Tax		0		23,558,169
ZAF	SOUTH AFRICAN REVENUE SERVICE	Royalties		0		(6,567,096)
	TOTAL					6,282,988,664
Note A: Payments reported are net of a cash refund of $1,522,200 in respect of Exploration – Canada.

Notice to ASX/LSE

GOVERNMENT PAYMENT TOTALS
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-25
Currency	USD
Version	1
Filing Date	27-May-26
Government	Country Code	Amount	Notes
AGENCIA DE RECAUDACION Y CONTROL ADUANERO	ARG	82,860,108	B
DIRECCION GENERAL DE RENTAS	ARG	8,468,503	B
AUSTRALIAN TAXATION OFFICE	AUS	3,586,945,266	B
NORTHERN TERRITORY REVENUE OFFICE	AUS	86,859,022	B
STATE OF QUEENSLAND	AUS	190,876,261	B
STATE OF WESTERN AUSTRALIA	AUS	1,789,440,342	B
CITY OF KARRATHA	AUS	5,909,402	B
FEDERAL REVENUE OF BRAZIL	BRA	322,387	B
CANADA REVENUE AGENCY	CAN	30,180,674	B
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	25,237,234	B
REVENUE QUEBEC	CAN	2,097,899	A,B
CONSEIL DES INNUS DE EKUANITSHIT	CAN	777,835	B
CREE NATION GOVERNMENT	CAN	14,198,850	B
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	2,979,903	B
INNU NATION (LABRADOR)	CAN	2,767,491	B
LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	CAN	3,354,874	B
LUTSEL K'E DENE FIRST NATION	CAN	299,672	B
NASKAPI NATION OF KAWAWACHIKAMACH	CAN	1,159,526	B
NUNATUKAVUT COMMUNITY COUNCIL	CAN	576,798	B
TLICHO GOVERNMENT	CAN	1,266,508	B
YELLOWKNIVES DENE FIRST NATION	CAN	959,760	B
TESORERIA GENERAL DE LA REPUBLICA	CHL	116,987	B
STATE REVENUE COMMITTEE	KAZ	219,076	B
MADAGASCAR - DIRECTION GENERALE DES IMPOTS	MDG	1,165,265	B
TRESORERIE GENERALE DE FORT DAUPHIN	MDG	3,586,061	B
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	279,669,813	C
AGENCY FOR STANDARDIZATION AND METROLOGY	MNG	214,056	C
GENERAL AGENCY FOR LABOR WELFARE SERVICE	MNG	855,426	C
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	5,966,702	C
MINERAL RESOURCES AND PETROLEUM AUTHORITY OF MONGOLIA	MNG	235,736	C
OYU TOLGOI CATALYST FUND FOR KHANBOGD DEVELOPMENT	MNG	12,202,159	C
UMNUGOVI PROVINCE	MNG	73,942,651	C
PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	1,636,460	B
USA - INTERNAL REVENUE SERVICE	USA	(31,904,399)
UTAH STATE TAX COMMISSION	USA	10,228,284
KERN COUNTY TREASURER AND TAX COLLECTOR (CA)	USA	15,808,474
PINAL COUNTY TREASURER (AZ)	USA	1,278,661
SALT LAKE COUNTY (UT)	USA	53,237,864
SOUTH AFRICAN REVENUE SERVICE	ZAF	16,991,073	B
TOTAL		6,282,988,664
Note B: Amounts in local currency are converted to US$ at the average exchange rate for the year.
Note C: Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made.

Notice to ASX/LSE

PROJECT PAYMENTS BY TYPE
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-25
Currency	USD
Version	1
Filing Date	27-May-26
Project Code	Project Name	Country Code	Payment Type	Unit Measure	Volume	Valuation Method	Amount	Notes

ARG01	RINCON – ARGENTINA	ARG	Tax		0		18,032,328
ARG02	SAL DE VIDA – ARGENTINA	ARG	Tax		0		52,732,092
ARG03	FÉNIX – ARGENTINA	ARG	Tax		0		11,393,050
ARG03	FÉNIX – ARGENTINA	ARG	Royalties		0		6,433,609
ARG04	OLAROZ – ARGENTINA	ARG	Royalties		0		2,034,894
AUS01	PILBARA – AUSTRALIA	AUS	Tax		0		3,618,683,746	D
AUS01	PILBARA – AUSTRALIA	AUS	Royalties		0		1,773,826,708
AUS01	PILBARA – AUSTRALIA	AUS	Fees		0		19,276,567
AUS05	DAMPIER SALT – AUSTRALIA	AUS	Tax		0		58,123,392
AUS05	DAMPIER SALT – AUSTRALIA	AUS	Royalties		0		2,246,469
AUS06	GOVE – AUSTRALIA	AUS	Tax		0		6,641,968	D
AUS06	GOVE – AUSTRALIA	AUS	Royalties		0		80,443,857
AUS06	GOVE – AUSTRALIA	AUS	Fees		0		6,415,165
AUS07	WEIPA INCLUDING AMRUN – AUSTRALIA	AUS	Tax		0		(58,512,313)	E
AUS07	WEIPA INCLUDING AMRUN – AUSTRALIA	AUS	Royalties		0		188,625,571
AUS07	WEIPA INCLUDING AMRUN – AUSTRALIA	AUS	Fees		0		2,250,690
AUS08	WINU – AUSTRALIA	AUS	Tax		0		(20,839,663)	E
AUSEXP01	EXPLORATION – AUSTRALIA	AUS	Tax		0		(16,449,226)	E
BRAEXP01	EXPLORATION – BRAZIL	BRA	Fees		0		322,387
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax		0		57,148,428
CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees		0		8,060,638
CAN02	DIAVIK – CANADA	CAN	Fees		0		5,505,843
CAN03	RIO TINTO FER ET TITANE – CANADA	CAN	Tax		0		1,687,630
CAN03	RIO TINTO FER ET TITANE – CANADA	CAN	Fees		0		777,835
CANEXP01	EXPLORATION – CANADA	CAN	Tax		0		(1,522,200)	A
CAN04	GALAXY LITHIUM – CANADA	CAN	Fees		0		14,198,850
CHLEXP01	EXPLORATION – CHILE	CHL	Tax		0		116,987
KAZEXP01	EXPLORATION – KAZAKHSTAN	KAZ	Fees		0		219,076
MDG01	QIT MADAGASCAR MINERALS – MADAGASCAR	MDG	Tax		0		1,165,265
MDG01	QIT MADAGASCAR MINERALS – MADAGASCAR	MDG	Royalties		0		3,586,061
MNG01	OYU TOLGOI – MONGOLIA	MNG	Tax		0		25,252,012
MNG01	OYU TOLGOI – MONGOLIA	MNG	Royalties		0		254,417,801
MNG01	OYU TOLGOI – MONGOLIA	MNG	Fees		0		93,416,730
PEREXP01	EXPLORATION – PERU	PER	Fees		0		1,636,460
USA01	KENNECOTT UTAH COPPER – US	USA	Tax		0		(12,385,557)	F
USA01	KENNECOTT UTAH COPPER – US	USA	Royalties		0		10,228,284
USA01	KENNECOTT UTAH COPPER – US	USA	Fees		0		53,237,864
USA02	RESOLUTION COPPER – US	USA	Tax		0		(31,344,492)	F
USA02	RESOLUTION COPPER – US	USA	Fees		0		1,278,661
USA03	U.S. BORAX – US	USA	Tax		0		20,085,753	F
USA03	U.S. BORAX – US	USA	Fees		0		15,808,474
USAEXP01	EXPLORATION – US	USA	Tax		0		(8,260,103)	F
ZAF01	RICHARDS BAY MINERALS – SOUTH AFRICA	ZAF	Tax		0		23,558,169
ZAF01	RICHARDS BAY MINERALS – SOUTH AFRICA	ZAF	Royalties		0		(6,567,096)
	TOTAL						6,282,988,664
Note D: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group.

Notice to ASX/LSE

Note E: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office.

Note F: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. Overall there was a net refund from the IRS in the year.

PROJECT PAYMENT TOTALS
Company Name	RIO TINTO PLC
Company Number	00719885
Report Name	Extractive Industry Reporting
Report End Date	31-Dec-25
Currency	USD
Version	1
Filing Date	27-May-26
Project Name	Project Code	Amount	Notes
RINCON – ARGENTINA	ARG01	18,032,328
SAL DE VIDA – ARGENTINA	ARG02	52,732,092
FÉNIX – ARGENTINA	ARG03	17,826,659
OLAROZ – ARGENTINA	ARG04	2,034,894
PILBARA – AUSTRALIA	AUS01	5,411,787,021
DAMPIER SALT – AUSTRALIA	AUS05	60,369,861
GOVE – AUSTRALIA	AUS06	93,500,990
WEIPA INCLUDING AMRUN – AUSTRALIA	AUS07	132,363,948
WINU – AUSTRALIA	AUS08	(20,839,663)
EXPLORATION – AUSTRALIA	AUSEXP01	(16,449,226)
EXPLORATION – BRAZIL	BRAEXP01	322,387
IRON ORE COMPANY OF CANADA	CAN01	65,209,066
DIAVIK – CANADA	CAN02	5,505,843
RIO TINTO FER ET TITANE – CANADA	CAN03	2,465,465
GALAXY LITHIUM - CANADA	CAN04	14,198,850
EXPLORATION – CANADA	CANEXP01	(1,522,200)	A
EXPLORATION – CHILE	CHLEXP01	116,987
EXPLORATION – KAZAKHSTAN	KAZEXP01	219,076
QIT MADAGASCAR MINERALS – MADAGASCAR	MDG01	4,751,326
OYU TOLGOI – MONGOLIA	MNG01	373,086,543
EXPLORATION – PERU	PEREXP01	1,636,460
KENNECOTT UTAH COPPER – US	USA01	51,080,591
RESOLUTION COPPER – US	USA02	(30,065,831)
U.S. BORAX – US	USA03	35,894,227
EXPLORATION – US	USAEXP01	(8,260,103)
RICHARDS BAY MINERALS – SOUTH AFRICA	ZAF01	16,991,073
TOTAL		6,282,988,664

UK LEI: 213800YOEO5OQ72G2R82

Notice to ASX/LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Matthew Whyte, Rio Tinto’s Group Company Secretary.

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